# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scully Royalty Ltd., CIK 0000016859
CUSIP: G7T96K107
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: ROOM 2103 SHANGHAI MART TOWER, 2299 YAN AN ROAD WEST, CHANGNING DISTRICT, SHANGHAI, China (F4), 200336
Date of event which requires filing of this statement: 11/25/2025
Filed by CIK 0001201333
Persons authorized to receive notices and communications: Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida (FL), 34996, (561) 287-5399

## Reporting persons
- Neil S. Subin (CIK 0001201333): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 1,985,952; sole dispositive power 0; shared dispositive power 1,985,952; aggregate amount beneficially owned 1,985,952 (13.4% of the class)
  Comment: Note to Rows 8, 9, 10 and 11: Represents (i) 48,483 common shares owned of record by MILFAM LLC; (ii) 31,033 common shares, par value $0.001 per share ("common shares"), of Scully Royalty Ltd. (the "Issuer") owned of record by Catherine C. Miller Irrevocable Trust; (iii) 22,456 common shares owned of record by Catherine C Miller Trust A-3; (iv) 215,042 common shares owned of record by Catherine C Miller Revocable Trust; (v) 20,658 common shares owned of record by Kimberley S. Miller GST Trust; (vi) 188,687 common shares owned of record by LIMFAM LLC; (vii) 163,005 common shares owned of record by LIM III Estate LLC; (viii) 64,715 common shares owned of record by Lloyd I. Miller Trust A-1; (ix) 28,355 common shares owned of record by Catherine C Miller Estate; (x) 5,330 common shares owned of record by Lloyd I. Miller, III Irrevocable Trust; (xi) 32,693 common shares owned of record by Miller Great Grandchildren Trust; (xii) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4; (xiii) 176,734 common shares owned of record by Miller Family Education and Medical Trust; (xiv) 150,282 common shares owned of record by MILFAM I L.P.; (xv) 428,563 common shares owned of record by MILFAM II L.P.; (xvi) 26,611 common shares owned of record by MILFAM III LLC; (xvii) 40,250 common shares owned of record by Susan F. Miller; and (xviii) 166,320 common shares owned of record by Alimco Re Ltd. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (xviii) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.
  
  Note to Row 13: The percentage reported in this Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Issuer's Annual Report on Form 20-F ("Form 20-F") as filed with the U.S. Securities and Exchange Commission on April 30, 2025).
- MILFAM LLC (CIK 0001728825): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 1,957,597; sole dispositive power 0; shared dispositive power 1,957,597; aggregate amount beneficially owned 1,957,597 (13.2% of the class)
  Comment: Note to Rows 8, 10 and 11: Represents (i) 22,456 common shares owned of record by Catherine C Miller Trust A-3; (ii) 215,042 common shares owned of record by Catherine C Miller Revocable Trust; (iii) 188,687 common shares owned of record by LIMFAM LLC; (iv) 163,005 common shares owned of record by LIM III Estate LLC; (v) 64,715 common shares owned of record by Lloyd I. Miller Trust A-1; (vi) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4; (vii) 176,734 common shares owned of record by Miller Family Education and Medical Trust; (viii) 150,282 common shares owned of record by MILFAM I L.P.; (ix) 428,563 common shares owned of record by MILFAM II L.P.; (x) 26,611 common shares owned of record by MILFAM III LLC; (xi) 48,483 common shares owned of record by MILFAM LLC; (xii) 166,320 common shares owned of record by Alimco Re Ltd.; (xiii) 31,033 common shares owned of record by Catherine C. Miller Irrevocable Trust; (xiv) 20,658 common shares owned of record by Kimberley S. Miller GST Trust; (xv) 32,693 common shares owned of record by Miller Great Grandchildren Trust; (xvi) 5,330 common shares owned of record by Lloyd I. Miller, III Irrevocable Trust; and (xvii) 40,250 common shares owned of record by Susan F. Miller. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (xvii) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.
  
  Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Alimco Re Ltd. (CIK 0001810453): type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 166,320; sole dispositive power 0; shared dispositive power 166,320; aggregate amount beneficially owned 166,320 (1.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Catherine C. Miller Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 31,033; sole dispositive power 0; shared dispositive power 31,033; aggregate amount beneficially owned 31,033 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Catherine C Miller Trust A-3: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 22,456; sole dispositive power 0; shared dispositive power 22,456; aggregate amount beneficially owned 22,456 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Catherine C Miller Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 215,042; sole dispositive power 0; shared dispositive power 215,042; aggregate amount beneficially owned 215,042 (1.5% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Kimberley S. Miller GST Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 20,658; sole dispositive power 0; shared dispositive power 20,658; aggregate amount beneficially owned 20,658 (0.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- LIMFAM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 188,687; sole dispositive power 0; shared dispositive power 188,687; aggregate amount beneficially owned 188,687 (1.3% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- LIM III Estate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 163,005; sole dispositive power 0; shared dispositive power 163,005; aggregate amount beneficially owned 163,005 (1.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Lloyd I. Miller Trust A-1: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 64,715; sole dispositive power 0; shared dispositive power 64,715; aggregate amount beneficially owned 64,715 (0.4% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Catherine C Miller Estate: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 28,355; sole dispositive power 0; shared dispositive power 28,355; aggregate amount beneficially owned 28,355 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Lloyd I. Miller, III Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,330; sole dispositive power 0; shared dispositive power 5,330; aggregate amount beneficially owned 5,330 (0% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Miller Great Grandchildren Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 32,693; sole dispositive power 0; shared dispositive power 32,693; aggregate amount beneficially owned 32,693 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Susan F. Miller Spousal Trust A-4: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 176,735; sole dispositive power 0; shared dispositive power 176,735; aggregate amount beneficially owned 176,735 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Miller Family Education and Medical Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 176,734; sole dispositive power 0; shared dispositive power 176,734; aggregate amount beneficially owned 176,734 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- MILFAM I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 150,282; sole dispositive power 0; shared dispositive power 150,282; aggregate amount beneficially owned 150,282 (1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- MILFAM II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 428,563; sole dispositive power 0; shared dispositive power 428,563; aggregate amount beneficially owned 428,563 (2.9% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- MILFAM III LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 26,611; sole dispositive power 0; shared dispositive power 26,611; aggregate amount beneficially owned 26,611 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).
- Susan F. Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 40,250; sole dispositive power 0; shared dispositive power 40,250; aggregate amount beneficially owned 40,250 (0.3% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F).

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Scully Royalty Ltd.
Address of issuer's principal executive offices: ROOM 2103 SHANGHAI MART TOWER, 2299 YAN AN ROAD WEST, CHANGNING DISTRICT, SHANGHAI, China (F4), 200336
Comment:
EXPLANATORY NOTE

This Amendment No.2 to Schedule 13D ("Amendment No.2") amends and supplements the Schedule 13D filed by the Reporting Persons on December 11, 2023, as amended on October 8, 2024 (collectively, the "Original Schedule 13D"), to update the amount and percentage of common shares beneficially owned by Neil S. Subin and MILFAM LLC. On November 6, 2024, as a result of certain administrative actions by the Catherine C Miller Trust A-3, 22,455 shares were distributed out of the Catherine C Miller Trust A-3 and are no longer beneficially owned by Neil S. Subin and MILFAM LLC.

Additionally, on August 7, 2017, pursuant trust administration for Catherine C. Miller Irrevocable Trust dtd 3/26/91, the trust name was changed to Catherine C. Miller Irrevocable Trust. On August 7, 2017, pursuant trust administration for Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91, the trust name was changed to Lloyd I. Miller, III Irrevocable Trust. On August 7, 2017, pursuant trust administration for Kimberley S. Miller GST Trust dtd 12/17/1992, the trust name was changed to Kimberley S. Miller GST Trust.

Rows (8), (10), (11), (13), and footnote (1) of the cover pages of Neil S. Subin, MILFAM LLC, and Catherine C. Miller Trust A-3, respectively, to this Amendment No.2 are amended and updated to reflect the aforementioned changes. Additionally, row (1) of the cover page of Catherine C. Miller Irrevocable Trust, Lloyd I. Miller, III Irrevocable Trust, and Kimberley S. Miller GST Trust to this Amendment No.2 are amended and updated to reflect the aforementioned changes, The relevant footnote to each Reporting Person has also been updated to reflect that the percentage reported in this Amendment No.2 is based upon 14,822,251 common shares outstanding as of December 31, 2024 (according to the Form 20-F). Except as modified in the cover pages and below, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D, which remains unchanged.

Introduction

Introduction of the Original Schedule 13D is amended as follows:

This Schedule 13D is filed with the SEC on behalf of (i) Neil S. Subin; (ii) MILFAM LLC; (iii) Alimco Re Ltd., ("Alimco Re"); (iv) Catherine C. Miller Irrevocable Trust; (v) Catherine C Miller Trust A-3; (vi) Catherine C Miller Revocable Trust; (vii) Kimberley S. Miller GST Trust; (viii) LIMFAM LLC; (ix) LIM III Estate LLC; (x) Lloyd I. Miller Trust A-1; (xi) Catherine C Miller Estate; (xii) Lloyd I. Miller, III Irrevocable Trust; (xiii) Miller Great Grandchildren Trust; (xiv) Susan F. Miller Spousal Trust A-4; (xv) Miller Family Education and Medical Trust (xvi) MILFAM I L.P.; (xvii) MILFAM II L.P.; (xviii) MILFAM III LLC; and (xix) Susan F. Miller (each person and entity named in items (i) through (xix), collectively, the "Reporting Persons", the entities named in items (iv) through (xviii) together, the "Miller Entities") relating to the common shares of the Issuer.

## Item 2. Identity and Background
Name of person filing:
(a), (b), (c) and (f) of Item 2 of the Original Schedule 13D are amended as follows:

(a), (b), (c) and (f). This statement is filed by:

(i) Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin's principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Subin is a United States citizen.

(ii) MILFAM LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM LLC is managing and investing assets held, among others, by or on behalf of or for the benefit of, and advising, certain of the Miller Entities and other entities. MILFAM LLC is a limited liability company formed under the laws of Delaware. Mr. Subin is the manager of MILFAM LLC.

(iii) Alimco Re Ltd, whose principal executive offices are located at c/o Compass Administration Services Ltd, Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda. The principal business of Alimco Re Ltd is reinsurance. Alimco Re Ltd is a corporation formed under the laws of the Islands of Bermuda.

(iv) Catherine C. Miller Irrevocable Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C. Miller Irrevocable Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Catherine C. Miller Irrevocable Trust.

(v) Catherine C Miller Trust A-3, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Trust A-3 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine C Miller Trust A-3.

(vi) Catherine C Miller Revocable Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Revocable Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the co-Trustee of the Catherine C Miller Revocable Trust.

(vii) Kimberley S. Miller GST Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Kimberley S. Miller GST Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Kimberley S. Miller GST Trust.

(viii) LIMFAM LLC, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIMFAM LLC is to hold investments. LIMFAM LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIMFAM LLC.

(ix) LIM III Estate LLC, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIM III Estate LLC is to hold investments. LIM III Estate LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIM III Estate LLC.

(x) Lloyd I. Miller Trust A-1, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller Trust A-1 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Lloyd I. Miller Trust A-1.

(xi) Catherine C Miller Estate, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. To the extent such concept is applicable, Catherine C Miller Estate is a United States citizen.

(xii) Lloyd I. Miller, III Irrevocable Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller, III Irrevocable Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Lloyd I. Miller, III Irrevocable Trust.

(xiii) Miller Great Grandchildren Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Great Grandchildren Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Miller Great Grandchildren Trust.

(xiv) Susan F. Miller Spousal Trust A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Susan F. Miller Spousal Trust A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Susan F. Miller Spousal Trust A-4.

(xv) Miller Family Education and Medical Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Family Education and Medical Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Miller Family Education and Medical Trust.

(xvi) MILFAM I L.P, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM I L.P. is as an investment fund. MILFAM I L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM I L.P.

(xvii) MILFAM II L.P., whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM II L.P. is as an investment fund. MILFAM II L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM II L.P.

(xviii) MILFAM III LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM III LLC is as an investment fund. MILFAM III LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of MILFAM III LLC.

(xix) Susan F. Miller, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Ms. Miller's principal occupation is homemaker. Ms. Miller is a United States citizen.

Additional Information

The names, addresses and principal occupations of each of Alimco Re's executive officers and board of directors and any other persons ultimately in control of those entities are set forth below.

Alimco Re Ltd

Jonathan Marcus, Director, whose principal business address is c/o Compass Administration Services Ltd, Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.. Mr. Marcus' principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

Dennis Johnson, Director, whose principal business address is c/o Compass Administration Services Ltd, Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.. Mr. Johnson's principal occupation is as an advisor to the insurance industry. Mr. Johnson is a United States citizen.

John Evans, Director, whose principal business address is c/o Compass Administration Services Ltd, Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda. Mr. Evans' principal occupation is as an advisor to the insurance industry. Mr. Evans is a United States citizen.

Dylan Cariero, Chief Executive Officer, whose principal business address is c/o Compass Administration Services Ltd, Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda. Mr. Cariero's principal occupation is management of Alimco and its subsidiaries. Mr. Cariero is a United States citizen.

Salvatore Tucci, Chief Operating Officer and Director, whose principal business address is c/o Compass Administration Services Ltd, Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda. Mr. Tucci's principal occupation is management of Alimco and its subsidiaries. Mr. Tucci is a United States citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended as follows:

On November 25, 2025, Milfam LLC ("Milfam") gave notice to the Issuer that Milfam is nominating each of Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers (the "Nominees") for election as a Director of the Company at the annual general meeting of the shareholders of the Issuer to be held on Saturday, December 27, 2025, and at any adjourned, postponed, continued or rescheduled meeting thereof (the "Annual Meeting") and intends to solicit proxies to elect the Nominees to the board of directors (the "Board") of the Issuer.

The Reporting Persons have also engaged in preliminary discussions with other shareholders of the Issuer regarding its proposal to remove the existing members of Board and to elect the Nominees to the Board. The Reporting Persons plan to continue communicating with the Issuer and with other shareholders regarding these and similar matters. Depending upon, among other things, the outcome of these communications, the financial condition, results of operations and prospects of the Issuer, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may take other steps seeking to bring about changes to the Board and/or the Issuer that it believes would increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in Item 4 of Schedule 13D.

## Signatures
- Neil S. Subin: /s/ Neil S. Subin, Neil S. Subin (11/26/2025)
- MILFAM LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- Alimco Re Ltd.: /s/ Dylan Cariero, Dylan Cariero/Chief Executive Officer (11/26/2025)
- Catherine C. Miller Irrevocable Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (11/26/2025)
- Catherine C Miller Trust A-3: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- Catherine C Miller Revocable Trust: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- Kimberley S. Miller GST Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (11/26/2025)
- LIMFAM LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- LIM III Estate LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- Lloyd I. Miller Trust A-1: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- Catherine C Miller Estate: /s/ Neil S. Subin, Neil S. Subin/Personal Representative (11/26/2025)
- Lloyd I. Miller, III Irrevocable Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (11/26/2025)
- Miller Great Grandchildren Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (11/26/2025)
- Susan F. Miller Spousal Trust A-4: /s/ Neil S. Subin, Neil S. Subin/Trustee (11/26/2025)
- Miller Family Education and Medical Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (11/26/2025)
- MILFAM I L.P.: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- MILFAM II L.P.: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- MILFAM III LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (11/26/2025)
- Susan F. Miller: /s/ Susan F. Miller, Susan F. Miller (11/26/2025)